UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: June 3, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

Camtek Intends to Aggressively Defend Against New Rudolph Patent Lawsuit

MIGDAL HAEMEK, Israel – June 3, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek” or the “Company”), reported today that, in its recurring attempts to stop Camtek’s activities in the United States, Camtek has learned that Rudolph Technologies, Inc. has  filed on June 1, 2010, a new patent infringement claim in the U.S. District Court in Minnesota against Camtek, according to which Rudolph claims that Camtek’s Falcon and Gannet machines infringe Rudolph’s new patent No. 7,779, 528 (“the 528 patent”).  Camtek has not yet been served with a complaint in this lawsuit.

The 528 patent was issued on the same day Rudolph filed the new lawsuit against Camtek.   Camtek intends to aggressively defend itself from the allegations in this claim.

An earlier patent infringement lawsuit against Camtek with respect to the same Falcon machines is under post trial motions following a jury verdict and judgment against Camtek.  If Camtek is not successful in the post trial stage of that lawsuit, it intends to appeal the judgment.

Camtek is  respecting the injunction issued by the court  as part of the judgment  entered on August 31, 2010 according to which Camtek is prohibited from making, using, selling or offering to sell Falcon systems in the United States until the expiration of plaintiff’s patent. Accordingly, Camtek is not marketing or selling its Falcon products in the United States and has not sold any Gannet machines in the United States to date.

“Although Rudolph filed an additional patent claim against us, we continue to believe that our Falcon and Gannet products do not infringe Rudolph’s patents US 6.826.298 or the 528 patent, and beyond we believe that the patents themselves are invalid,” commented Rafi Amit, Camtek’s CEO.  “We will continue to aggressively defend Camtek’s rights to sell its tools in the United States, while continuing to serve the larger markets outside the United States. We believe that Rudolph’s new lawsuit reflects an attempt to harm Camtek due to an inability on the part of Rudolph to compete on the delivery of products and service, and that we will be successful in overcoming these unjust claims. We want to assure our U.S. customers that we will continue to service and support the Falcon products that they have purchased, as permitted in the existing injunction.”

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.